UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2016

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:    000-26481

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street

Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.

401(k) PLAN

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

      Financial Institutions, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Financial Institutions, Inc. 401(k) Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

Amherst, New York

June 15, 2017

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets
Investments at fair value	$42,784,685	$40,549,226
Notes receivable from participants	941,433	1,063,468

Net assets available for benefits	$43,726,118	$41,612,694

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2016	2015
Additions to net assets attributed to:
Contributions:
Participant	$2,471,842	$2,301,856
Employer	-	1,277,693
Transfers in from other plans	72,486	172,427

Total contributions	2,544,328	3,751,976
Interest income on notes receivable from participants	53,894	52,611
Net appreciation in fair value of investments	3,394,330	583,752

Total additions	5,992,552	4,388,339

Deductions to net assets attributed to:
Benefits paid to participants	3,783,305	3,718,060
Administrative expenses	95,823	53,479

Total deductions	3,879,128	3,771,539

Net increase	2,113,424	616,800
Net assets available for benefits at beginning of year	41,612,694	40,995,894

Net assets available for benefits at end of year	$43,726,118	$41,612,694

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(1.)   DESCRIPTION OF THE PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries who have attained the age of 20-1/2.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Management Committee of the Company. Charles Schwab Bank (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan, subject to annual limits established by the Internal Revenue Service (“IRS”). Participants may also contribute rollovers from other qualified plans.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year whose elective contributions have reached the IRS limit are permitted under the Plan to make catch-up contributions up to the IRS catch-up contribution limit.

Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.

Until December 31, 2015, for each participant, the Company made contributions to the Plan equal to 100% of the first 3% of the participant’s eligible compensation contributed and 50% of the next 3% of the participant’s eligible compensation contributed. Effective January 1, 2016, the Plan was amended and the Company’s matching contribution was discontinued. The Company may make an additional discretionary matching contribution; however no discretionary contribution was declared for the years ended December 31, 2016 or 2015.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Investment options currently available include various mutual funds, a common/collective trust fund and common stock of the Company.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings/losses and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.

Vesting

Participants are vested immediately in their contributions and the earnings/losses thereon. Participants become fully vested in Company contributions after two years of continuous service.

Forfeited Accounts

When certain terminations of participation occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. There were no forfeitures used to reduce employer contributions for the years ended December 31, 2016 and 2015. Accumulated forfeitures available to reduce future employer contributions totaled $63,997 and $64,874 as of December 31, 2016 and 2015, respectively.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(1.)   DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Notes Receivable from Participants

The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Note terms must not exceed five years unless the proceeds are to be used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The notes are secured by the participants’ accounts and generally bear interest at 2% above the prime rate (rates range from 5.25% to 7.75% for notes outstanding at December 31, 2016) at the time of the note origination. Principal and interest are paid ratably through after-tax payroll deductions.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

(2.)   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(2.)   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan provides for a choice of investment options, including various mutual funds, a common/collective trust fund and common stock of the Company. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.

Distributions

Distributions are recorded by the Plan when paid.

New Accounting Pronouncements

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Part I. Fully Benefit-Responsive Investment Contracts, Part II. Plan Investment Disclosures, Part III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB issued this update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) to reduce complexity in employee benefit plan accounting. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early application is permitted. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015. ASU 2015-12 Part III is not applicable to the Plan.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(3.)   FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

The fair value of the Plan’s assets at December 31, 2016 and 2015, by level within the fair value hierarchy, is presented as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2016
Cash and cash equivalents	$1,349,321	$-	$-	$1,349,321
Mutual funds	34,258,631	-	-	34,258,631
Financial Institutions, Inc. common stock	2,748,449	-	-	2,748,449

	$38,356,401	$-	$-	38,356,401

Common/collective trust fund (a)				4,428,284

Total investments				$42,784,685

December 31, 2015
Cash and cash equivalents	$480,569	$-	$-	$480,569
Mutual funds	33,552,254	-	-	33,552,254
Financial Institutions, Inc. common stock	2,554,748	-	-	2,554,748

	$36,587,571	$-	$-	36,587,571

Common/collective trust fund (a)				3,961,655

Total investments				$40,549,226

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2016 and 2015.

The Plan’s valuation techniques used to measure the fair values of cash and cash equivalents, mutual funds and Financial Institutions, Inc. common stock that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(3.)   FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value:

Cash and cash equivalents: Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

Mutual funds: The shares of registered investment companies are valued at quoted market prices.

Common stock: The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year.

Common/collective trust fund: The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions and is reported at fair value in the statements of net assets available for benefits.

The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of the synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trustee. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies, collective investment trusts and separate accounts are valued at the net asset value per share/unit. The fair value of the wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

(4.)   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

(5.)   RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$43,726,118	$41,612,694
Adjustment for valuation of common/collective trust	170	(8,672)

Net assets available for benefits per the Form 5500	$43,726,288	$41,604,022

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$2,113,424
Net change in fair value adjustment of common/collective trust	8,842

Net gain per the Form 5500	$2,122,266

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2016, and the fair value of the common/collective trust as reported in the Form 5500.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(6.)   TAX STATUS

The IRS has determined and informed the Company by a letter dated June 1, 2010, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2016 and 2015.

(7.)   PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2016 and 2015, the Plan made purchases of approximately $59,000 and $125,000 and sales of approximately $632,000 and $272,000, respectively, of the Company’s common stock. Notes receivable from participants, totaling $941,433 and $1,063,468 at December 31, 2016 and 2015, respectively, are also considered party-in-interest transactions.

The Plan invests in the Schwab Retirement Advantage Money Fund and the Schwab Government Money Fund, which are managed by Charles Schwab Bank, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions.

(8.)   SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through June 15, 2017, which is the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

EIN 16-0816610, PLAN # 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Cash and Cash Equivalents:
	Cash		$21,043
*	Schwab Government Money Fund		1,328,018
*	Schwab Retirement Advantage Money Fund		260

			1,349,321

	Mutual Funds:
	American Funds Fundamental Investors Fund	86,712 shares	4,709,346
	Oakmark Equity Income Fund	151,102 shares	4,596,528
	Brown Advisory Growth Equity Fund	261,431 shares	4,504,454
	Vanguard 500 Index Fund	21,723 shares	4,487,423
	Dodge & Cox Income Fund	308,064 shares	4,186,590
	Brown Capital Management Small Company Fund	32,096 shares	2,384,427
	Vanguard Mid Cap Index Fund	12,745 shares	2,076,714
	American Funds Europacific Growth Fund	45,410 shares	2,009,389
	Mutual Global Discovery Fund	64,028 shares	1,993,200
	Vanguard Small Cap Value Index Fund	56,970 shares	1,652,126
	DFA Inflation Protected Securities I Fund	51,666 shares	603,455
	Vanguard Selected Value Fund	18,939 shares	545,067
	Aberdeen Emerging Markets Fund	40,598 shares	509,912

			34,258,631

	Common/collective trust:
	Morley Stable Value Fund	170,155 shares	4,428,284

*	Financial Institutions, Inc. Company Stock	80,364 shares	2,748,449

*	Notes receivable from participants	5.25% - 7.75%, due through 2031	941,433

			$43,726,118

*	Denotes party-in-interest

Column (d), cost, has been omitted, as all investments are participant directed.

See accompanying notes to financial statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date: June 15, 2017	/s/ Kevin B. Klotzbach

Kevin B. Klotzbach
Executive Vice President, Chief Financial Officer and Treasurer

Date: June 15, 2017	/s/ Michael D. Grover

Michael D. Grover
Senior Vice President, Chief Accounting Officer, Financial Reporting and Tax Manager